FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of March 2009
CGG VERITAS
(translation of registrant’s name into English)
Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Transaction authorization

CGG Veritas’ extraordinary shareholders’ meeting, held on 29 April 2008, in its nineteenth resolution.

Term of the authorization

Thirty-eight months.

Allocation decision

Board of Directors’ meeting on 16 March 2009.

2	Characteristics of the allocation of CGG Veritas shares

Maximum number of CGG Veritas shares to be allocated

The CGG Veritas shares allocated to the beneficiaries will either be newly issued shares, or existing shares owned by CGG Veritas on the date of the final allocation.

The total number of CGG Veritas shares freely allocated to employees and officers, pursuant to the nineteenth resolution, may not exceed 1% of the authorized share capital existing on the date on which the Board of Directors decided on the CGG Veritas shares allocation, subject to the adjustments provided in the Plan.

Number of beneficiaries: 293

3	Conditions to the allocation of CGG Veritas shares and beneficiaries’ rights during the Allocation Period

Duration of the Allocation Period

Beneficiaries will receive a free and definitive allocation of CGG Veritas shares after a period expiring at the later of the two following dates (the “Final Allocation Date”):
•	either on 16 March 2011; or

•	at the date of the annual shareholders’ meeting called to approve the financial statements for the year ending on 31 December 2010, subject to the confirmation by the Board of Directors that the conditions listed below have been fulfilled.
General conditions and final allocation criteria

The allocation of CGG Veritas performance shares is subject to the following conditions:
•	presence condition: the employee or officer must have an employment contract or a corporate appointment with CGG Veritas in force on the Final Allocation Date; and

•	conditions linked to the financial performance of the CGG Veritas group.

4	Rights and obligations attached to the CGG Veritas shares allocated during the Retention Period

Type and category of CGG Veritas shares allocated

The CGG Veritas shares will entitle the beneficiaries, as of the Final Allocation, to all the rights attached to the common shares comprising the share capital of CGG Veritas on the date on which the Plan regulations are established, except for the special case of dividends.

Rights attached to the CGG Veritas shares allocated

The CGG Veritas shares freely allocated will be subject to all provisions of the by-laws and to the decisions of the shareholders’ meetings.

Despite the restriction on transfer of the CGG Veritas shares, the beneficiary of a Final Allocation can, during the Retention Period, exercise, like any other beneficiary, the rights attached to the shares allocated, and in particular:
•	the pre-emptive subscription right;

•	the right to information;

•	the right to participate in the shareholders’ meetings;

•	the right to vote;

•	the right to dividends and potential reserves that are distributed.
The CGG Veritas shares allocated after the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements for year N will carry rights to dividends only as of the date of the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements closed in year N+1.

Each new share carries rights to the ownership of corporate assets, distribution of profits, and liquidation premium in proportion to the share capital that it represents, taking into account, if applicable, the amortized and non-amortized or paid-up and non-paid-up capital, the par value of the shares and the rights of shares of different categories.

Non-transferability of CGG Veritas shares during the Retention Period

The CGG Veritas shares shall be non-transferable prior to the expiration of the Retention Period.

Each beneficiary undertakes to retain such shares and may not convert them to bearer form for a period of two years after the CGG Veritas shares have been effectively allocated at the end of the Allocation Period.

Form of the allocated CGG Veritas shares

The new CGG Veritas shares must be registered in an account opened, in the name of their owner, in the registers of CGG Veritas with a specific mention of their non-transferability; such registration to be performed in accordance with the terms and conditions stipulated by all regulatory and legal provisions in effect.

Listing of the CGG Veritas shares

The new CGG Veritas shares issued for the purposes of the Plan shall be included in a combined application for admission to trading on the Euronext Paris.

They shall be traded in the same manner as the existing CGG Veritas shares at the end of the Retention Period.

5	Indicative timetable for the transaction

16 March 2009:	Board of Directors decision

16 March 2011:	Final allocation of CGG Veritas performance shares

16 March 2013:	Expiration of the Retention Period of CGG Veritas shares allocated
This timetable is strictly indicative and based on the hypothesis that the CGG Veritas’ annual general meeting to approve the financial statements for the year ending 31 December 2010 is held on 16 March 2011. If the annual general meeting is not held on such date, the date of the Final Allocation would be the date on which such meeting is held. The prohibition from transferring the CGG Veritas shares allocated will end two years after the date of the Final Allocation of CGG Veritas shares.

6	Additional information

Opening price of the CGG Veritas shares on 16 March 2009: €9.20

Number of existing CGG Veritas shares as of 26 March 2009: 150,617,709.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009	COMPAGNIE GENERALE DE GEOPHYSIQUE — VERITAS Tour Maine Montparnasse, 33 avenue du Maine 75015 — Paris Cedex By Chief Financial Officer
s/ STEPHANE-PAUL FRYDMAN/